Exhibit 99.1
Termination of Trust Agreement for Acquisition of Treasury Shares

Shinhan Financial Group(hereafter SFG) announced on September 9, 2019 that the trust agreement SFG had entered into on September 10, 2018 to acquire treasury shares has been terminated. Pursuant to Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, no separate resolution of the board of directors is required as the trust agreement is being terminated upon the expiration of the term of the agreement. The number of treasury shares acquired upon termination of the trust agreement is 4,667,856, which will be kept in Shinhan Financial Group’s corporate account. Another trust agreement to acquire treasury shares that SFG announced on May 20, 2019 is in progress.

Total Contract Amount		Before Termination	200,000,000,000
		After Termination	0
Contract Period (Before Termination)		Effective Date	September 10, 2018
		Termination Date	September 9, 2019
Reason for Termination			Expiration of the term of the agreement
Counterparty			Samsung Securities Co., Ltd.
Expected Date of Termination			September 9, 2019
Method of Return of Trust Properties upon Termination			Return of cash and treasury shares
Number of Treasury Shares Held Prior to Termination	Acquisitions from Profits Available for Dividend	Common Shares (Percentage)	12,675,263 (2.67%)
		Other Shares	-
	Other Acquisitions	Common Shares (Percentage)	-
		Other Shares	-
Date of Resolution by the Board of Directors			-

	Number of shares at beginning of 2019	Increase in number of shares during 2019	Decrease in number of shares during 2019	Number of Shares as of September 6, 2019
Treasury Shares	3,648,659	9,026,604	-	12,675,263
Common Shares	3,648,659	9,026,604	-	12,675,263
Total	3,648,659	9,026,604	-	12,675,263
※	All treasury shares are purchased through trust agreement within the amount of profits available for dividend